January 28, 2020

Richard J. Brown
Chairman and Chief Executive Officer
Odyssey Semiconductor Technologies, Inc.
9 Brown Road
Ithaca, NY 14850

       Re: Odyssey Semiconductor Technologies, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 15, 2020
           File No. 333-234741

Dear Dr. Brown:

        We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note that you reduced the number of shares of common stock being registered for resale by the selling stockholders from 11,315,627 to 5,998,960. Given the apparent nature and size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it still appears that this transaction may be an indirect primary offering by or on behalf of the company. Tell us why you believe that you can rely on
       Rule 415(a)(1)(i) for this transaction, why the offering is not an indirect primary offering, and why the selling stockholders should not be identified as underwriters. Your analysis should specifically address the selling stockholders who received their securities at the company's formation when it was a shell company. Please refer to our Compliance and
       Disclosure Interpretation 612.09 of the Securities Act Rules available on the
 Richard J. Brown
Odyssey Semiconductor Technologies, Inc.
January 28, 2020
Page 2
         Commission's website for guidance.
Cover Page

2. We note your response to comment 9. Please revise to include the price at which the securities will be sold in a pre-effective amendment to your registration statement.
Consulting Service, page 5

3. We note your response to comment 11. Clarify here and elsewhere that you plan on licensing three patents from Cornell University for use of technology in the semiconductor devices that you will make for Akash Systems, Inc. or Akash, provided you come to an agreement with Akash for use of the patented technology in its products.
The Offering, page 6

4. Disclosure in footnote (2) that 11,159,661 shares of common stock are being offered by selling stockholders is inconsistent with disclosure elsewhere. Please reconcile the disclosures.
Share Exchange with Odyssey Semiconductor, Inc., page II-2

5. Refer to comment 30. State the value of the issued and outstanding securities of Odyssey
         Semiconductor that the company acquired in the share exchange.
        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



FirstName LastNameRichard J. Brown                  Sincerely,
Comapany NameOdyssey Semiconductor Technologies, Inc.
                                                    Division of Corporation
Finance
January 28, 2020 Page 2                             Office of Manufacturing
FirstName LastName